Exhibit 99.2

POSITION STATEMENT

October 22, 2024

Nano Dimension Ltd. (the “Company”, “Nano” or “you”)

2 Ilan Ramon St.

Ness Ziona 7403635

Israel

Attention: The Board of Directors (the “Board”)

Re: Position Statement – Annual General Meeting

Dear Sir/Madam,

On October 16, 2024, the Company published a notice and proxy statement for an annual general meeting of the shareholders to be held on December 6, 2024 (the “Meeting”). Murchinson Ltd. (“Murchinson”) and certain funds it advises and/or sub-advises set forth on the signature page of the Letter (as defined below) (the “Funds” and, together with Murchinson, the “Proposing Shareholders” or “we”) respectfully submit this position statement in connection with the Meeting, including those agenda items set forth in our demand letter dated as of the date hereof (the “Letter”).

Based on publicly available information, we currently hold an approximately 7.1% stake in the Company and, as reflected in the Letter, sought that Nano include our proposals on the agenda of the Meeting to allow the shareholders of the Company to vote upon resolutions to substantially improve the Company’s corporate governance and conduct.

Over the past two years, Murchinson has been advocating for improvements to the Board that are critical to long term shareholder value creation. As a brief recap, in March 2023 Nano shareholders voted overwhelmingly to remove Yoav Stern, Oded Gera, Igal Rotem, and Yoav Nissan-Cohen from the Board. Shockingly, Nano has reacted with efforts to disenfranchise shareholders and a determination to ignore their clear message. Directors who were rejected by over 85% of voting shareholders, including the current Director candidate Yoav Stern, have refused to leave the Board. The Board has illegally ignored Murchinson’s rights as shareholders, manipulated the voting process in the September 2023 annual meeting of shareholders, and brazenly weaponized the legal systems in Israel and the US at shareholders’ expense. Litigation regarding the March 2023 extraordinary meeting of shareholders and the 2023 AGM (collectively, the “Israeli Litigations”) is ongoing. While we are confident that our position in the Israeli Litigations will prevail, the Israeli Court is not currently expected to issue its decisions until well after the date of the Meeting.

Shareholders should not wait for the Israeli Court to resolve all of these disputes. The purported refreshment of the Board that has taken place since early 2023 is a defensive reaction designed to give the appearance of responsiveness without actually taking any steps to improve valuation, capital allocation, operations, strategy, or corporate governance. The Company’s persistently negative enterprise value reveals that the market is suspicious of current leadership and applies a discount to Nano’s cash out of fear that Yoav Stern and his friends on the Board will continue to squander shareholder resources. Confronted with the pace of value destruction at Nano, the potential harm of continuing the status quo, the ongoing misuse of corporate resources, and the façade of governance improvement, the Meeting represents an opportunity for shareholders to install new Directors who are unquestionably independent of management.

We believe the Board’s failure to supervise management caused, and continues to cause, harm to shareholders. Yoav Stern’s reign over the Company and over the Board led Nano to a deep and persistent discount to its cash value. Unable to deal with the implied criticism of a negative enterprise value, Stern has opted to lash out at shareholders by wasting the cash on a series of overpriced, non-synergistic, senseless acquisitions of companies that he himself had previously admonished.

Directors of public companies have a fiduciary obligation to put shareholders’ interests ahead of their own, to advocate for shareholders’ interests when they conflict with management, to take steps to mitigate risk to shareholders, to ensure that management is appropriately compensated, and to plan for management succession. In contrast to these commonly understood obligations, we believe the Board has failed to exercise proper oversight of management. Election of the Murchinson Nominees, opposition to Yoav Stern’s excessive and unwarranted compensation, support for declassification of the Board, and a limited duration requirement for shareholder approval of acquisitions are necessary steps to restore common sense and accountability to shareholders at the Board level, as well as safeguarding the Company’s capital against further wasteful transactions.

1.	Our Position on Proposal No. 1 – Re-Appoint Auditors

In Proposal 1, the Board recommends to re-appoint Somekh Chaikin, a member of KPMG International, as the Company’s independent auditor until the next annual general meeting.

We currently intend to ABSTAIN on Proposal 1.

2.	Our Position on Proposal No. 2 – Election of Two Class I Directors

Murchinson recommends that shareholders VOTE FOR Robert (Bob) Pons and Ofir Baharav (the “Murchinson Nominees”) on Proposal 2 for the following key reasons:

Shareholders Already Rejected Stern

At the March 2023 shareholder meeting, 86.8% of votes were cast to remove Stern from the Board. In response, Stern launched a campaign to strip shareholders’ rights. His removal from the Board is justified by the results of the March 2023 vote and by the efforts he has taken to entrench himself on the Board. He repeatedly demonstrated that he is not the right leader to determine what happens next for Nano shareholders.

Valuation

The company’s claim of total shareholder return that outperforms peers is of limited solace to shareholders who are so terrified of Nano’s next value-destructive maneuver that the company’s enterprise value is below its cash. The following table of EV/Revenue multiples for Nano and its peers (source: Bloomberg) speaks volumes regarding shareholders’ view of Nano and its peers.

EV / Revenue	NNDM		DDD		DM		MKFG		SSYS
Q1 2024	(20.6	)x	6.5	x	9.1	x	4.9	x	4.6	x
Q4 2023	(27.1	)x	7.9	x	5.8	x	3.7	x	5.4	x
Q3 2023	(27.4	)x	6.0	x	11.9	x	10.2	x	4.8	x
Q2 2023	(26.0	)x	10.4	x	10.9	x	5.8	x	6.3	x
Q1 2023	(26.9	)x	11.5	x	17.4	x	3.5	x	5.6	x
Q4 2022	(46.0	)x	6.8	x	6.3	x	3.6	x	2.9	x
Q3 2022	(55.3	)x	7.0	x	15.6	x	9.9	x	3.9	x
Q2 2022	(39.9	)x	8.1	x	8.0	x	6.3	x	4.9	x
Q1 2022	(33.3	)x	14.3	x	29.8	x	22.5	x	7.4	x
Q4 2021	(44.6	)x	16.3	x	22.6	x	26.6	x	6.7	x
Q3 2021	20.6	x	19.2	x	57.3	x	38.2	x	5.7	x
Q2 2021	914.5	x	30.3	x	128.5	x	0.0	x	8.0	x
Q1 2021	930.1	x	22.8	x	272.8	x	0.0	x	8.7	x
Q4 2020	461.6	x	7.6	x	396.3	x	13.0	x	6.1	x
Q3 2020	99.9	x	4.4	x	40.0	x	0.0	x	3.1	x
Q2 2020	79.3	x	7.5	x	4.1	x	0.0	x	4.9	x
Q1 2020	7.5	x	6.6	x	(2.0	)x	0.0	x	4.2	x
Q4 2019	6.7	x	6.0	x	0.0	x	0.0	x	5.0	x
Q3 2019	8.9	x	6.0	x	0.0	x	0.0	x	5.3	x

Governance

General Michael Garrett stated he intends to bring ethical decision-making to the Board, but he has not delivered. During Garrett’s tenure, the Board has: (i) called, a few days after the war in Israel started, a special meeting to solicit higher pay packages and then used the war in Israel as an excuse to cancel it; (ii) announced another overpriced proposal to acquire Stratasys; (iii) retained Nano’s investment in Stratasys and lost an additional $45 million of shareholders’ money; (iv) overrode shareholders’ poison pill opposition at the 2020 AGM by extending it; and (v) taken a road trip to Alaska, at shareholders’ expense, just months after firing about 25% of the Company’s employees to “cut expenses”.

145 Adelaide Street West, Fourth Floor, Toronto, ON M5H 4E5
Tel. +1 416 845 0666 Fax +1 416 981 7333

Stern and Garrett’s commitment to creating value for shareholders is questionable. The Murchinson Nominees are a clearly preferable alternative because of their skills, experience, and above all else independence – from Murchinson and from Nano's management. Electing Pons and Baharav will install objective voices on the Board who understand their responsibility to shareholders - a necessary first step towards restoring the market’s trust in the Company.

We recommend that all of the Company’s shareholders VOTE FOR the Murchinson Nominees and VOTE AGAINST the Nano Nominees.

3.	Our Position on Proposal No. 3 - Changes to Non-Executive Directors’ Compensation and to the Company’s Compensation Policy

It has long been our position that one of the reasons that Nano does not attract qualified Directors is the meager consideration paid to Board members, resulting in a collection of Directors who are either unqualified or who are willing to assume this position (with the risks and responsibilities associated with it) for questionable reasons. A case in point is two former Directors, Yaron Eitan and Dr. Eli David, who joined the Board and then engaged in a related party transaction to sell their zero-revenue software startup to Nano for over $70 million.

While we believe the proxy statement for the Meeting fails to disclose pertinent information about the proposed compensation (e.g., the composition of the peer group used by the Board in setting the compensation levels), we currently intend to VOTE FOR Proposal 3. We view this as the lesser of two evils, and caution shareholders that it should not be construed as our endorsement of the various statements included in the proxy statement.

4.	Our Position on Proposal No. 4 - Compensation Terms of the Company’s CEO, Mr. Yoav Stern

The CEO compensation proposal appears to be unnecessarily confusing. It is also incomplete because it does not include an actual copy of the contract. We struggle to understand how the Board expects shareholders to support this proposal with insufficient information to evaluate it. Additionally, the Board should have known better than to propose an unwarranted and excessive compensation package – in 2022 ISS opposed and shareholders rejected proposed changes in Series B warrant terms for Stern. We believe shareholders should reject this proposal because it is similarly offensive, including for the following key reasons:

●	Misalignment of pay and performance / insufficient emphasis on long-term shareholder value creation: Rather than tying compensation awards to actual shareholder value creation (e.g. reducing the valuation discount to Nano’s cash), the proposal uses indirect metrics that can be manipulated.

●	Risk of “pay for failure”: If this proposal is approved, Stern would be entitled to cash bonuses for completing acquisitions that are of dubious value to shareholders. By redefining “Good Reason” in this proposal, Stern would receive excessive severance if shareholders vote to remove him from the Board (an inappropriate inclusion for a CEO compensation proposal).

●	We see nothing to indicate that there was a sound process for compensation decision-making. Although the Compensation Committee claims that one of its focuses was, “to ensure the compensation package was both market-aligned and had a strong link to performance,” the sole indication that market trends played a role is a conclusion from the Board’s compensation consultant that the package “reflects the 50th – 60th percentile level compared with … our Peer Group.”

●	The proposal’s multiple “performance” awards are excessive and unwarranted. Shareholders have no reason to pay Stern today for value that he destroyed last year (or the year before).

●	In 2020, when the Board asked shareholders to vote on Stern’s compensation package, it provided a copy of the management services agreement. By asking shareholders to vote on the new compensation package without disclosing Stern’s new agreement, the Board has failed to provide shareholders with clear, comprehensive compensation disclosures that are informative, timely, and necessary for a full and fair evaluation of executive pay practices.

We believe that shareholders should oppose this proposal because there is an unmitigated misalignment between CEO pay and company performance, Nano maintains significant problematic pay practices, and the Board has exhibited a significant level of poor communication and responsiveness to shareholders. We intend to VOTE AGAINST Proposal No. 4.

5.	Our Position on Proposal No. 5 - Approve Amendments to Article 39.

In furtherance of our goal to improve Nano’s corporate governance and instill a culture of accountability, we propose to amend Article 39 to repeal the Board’s classification and elect all directors annually. In our proposed amendment to Article 39, we clarify, among other things, that directors elected or appointed by the shareholders at the 2024 Meeting will hold office until the next annual meeting (unless earlier time as such director’s office is vacated).

145 Adelaide Street West, Fourth Floor, Toronto, ON M5H 4E5
Tel. +1 416 845 0666 Fax +1 416 981 7333

Annual election of Directors is widely recognized as a governance best practice. By way of confirmation, we share the following with fellow shareholders:

“Directors should be re-elected annually; classification of the board generally limits shareholders’ rights to regularly evaluate a board’s performance and select directors.”

- BlackRock Investment Stewardship Proxy voting guidelines

Effective as of January 2024

“In terms of accountability mechanisms, we believe there should be annual elections of the full board of directors.”

- State Street Global Advisors Proxy Voting and Engagement Policy

Effective March 25, 2024

“Geode will vote FOR proposals to de-classify boards.”

- Geode Voting Policies - 2024

We recommend that all of the Company’s shareholders VOTE FOR Proposal No. 5.

6.	Our Position on Proposal No. 6 - Adopt New Article 71.

Since we submitted the demand to hold the March Meeting, the Board has taken every opportunity to further entrench itself, including, without limitation, by announcing it will seek “transformative transactions”, which shareholders witnessed in Nano’s wasteful and ineffective campaign to acquire Stratasys Ltd. More recently, the Desktop Metal deal announced in July 2024 and Markforged deal announced in September 2024 are rife with problems including misleading disclosure of expense, excessive valuation, and unrealistic synergy estimates. For example, Nano has told shareholders the cost of the Desktop Metal deal is $185 million, while choosing not to disclose that it will almost certainly also have to purchase, at par, $115 million of Desktop Metal outstanding notes that will inflate the total transaction cost to $300 million. A transaction that was presented with synergy estimates that would lead to break-even in four to five years will actually need ten years for shareholders to be made whole.

Stern’s philosophy regarding the role that M&A should play in Nano’s strategy was revealed in August 2023 when he threatened Murchinson’s counsel that:

“We shall raise $300 M and complete a $599 M acquisitions. And blow your client out of the Ontario lack by dilution them to a consistency of a greeze thinner. Just because YOU fucked up ... Watch me. It is not about money for me. It is about revenge ... This will be fun, for sure,” (spelling mistakes and profanities are at the source).

The proposal to require shareholder approval of an Acquisition Transaction (as defined in proposed Article 71) would improve the Company's corporate governance at a reasonable cost. In consideration of Stern’s threat, the complicity that we have seen from the Board, the Company’s “pay any price” approach to deal-making, and the rapid pace of recent transaction announcements, we do not believe that shareholders have anyone representing their interests when Nano is negotiating a transaction. Under these circumstances, adding a temporary requirement for shareholder approval of Acquisition Transactions is a critical step to protecting shareholders and preventing the destruction of shareholder value. The potential cost of this proposal is the expense of a shareholder meeting. We have intentionally limited the scope of the proposal to transactions valued at more than $50 million, a reasonable floor, and the proposal’s sunset is predetermined to occur 30 days after the 2025 AGM. In short, the proposal is designed to maximize shareholder protection in response to a specific threat from a CEO who has become unfriendly to shareholders.

We recommend that all of the Company’s shareholders VOTE FOR Proposal No. 6.

***

We believe that our proposals set forth in the enclosed Letter will help affect a long-overdue change to the Board, and importantly, help to align the Board with shareholders’ interests to maximize value.

This Position Statement should not be construed to prejudice any of our claims, rights, arguments, demands, grounds and/or remedies under any contract, the Articles of Association and/or law. It is hereby further clarified that every claim and right of the undersigned, including those in relation to the pending lawsuits between the parties, and any other matter, are fully reserved and nothing herein derogates from them.

145 Adelaide Street West, Fourth Floor, Toronto, ON M5H 4E5
Tel. +1 416 845 0666 Fax +1 416 981 7333